Putnam High Income Opportunities Trust
(Securities Act Registration No. 33-57901;
Investment Company Act File No. 811-07253)

Putnam High Income Bond Fund
(Securities Act Registration No. 33-13853;
Investment Company Act File No. 811-5133)


FOR IMMEDIATE RELEASE

CONTACT:  Nancy Fisher                  Laura McNamara
          Putnam Investments            Putnam Investments
          617-760-1608                  617-760-1108

PUTNAM ANNOUNCES TWO PROPOSED CLOSED-END FUND MERGERS

BOSTON, Massachusetts (September 13, 2004) - Putnam Investments today announced that the Trustees of The Putnam Funds have approved in principle the following two mergers of closed-end funds:

* Putnam High Income Opportunities Trust (PCV) into Putnam High Income Bond Fund (PCF)

* Putnam Master Income Trust (PMT) into Putnam Premier Income Trust
  (PPT)

Putnam believes that the proposed mergers are in the best interests of shareholders of each of these funds. The funds under consideration for merging have similar investment objectives and strategies. It is expected that the proposed mergers will result in lower expenses for shareholders of each fund without altering the surviving funds' key investment objectives and strategies.

It is currently expected that the mergers will be tax-free transactions. Of course, there can be no assurance of the tax treatment of the mergers, or that the expected benefits of the mergers will be realized.

The completion of each merger transaction is subject to significant conditions, including final approval by the Trustees, review by the Securities and Exchange Commission ("SEC"), and approval by shareholders at meetings currently expected to be held in January 2005. There can be no assurance that the transactions will be completed.

Putnam High Income Bond Fund:  (Assets over $114 million as of July 31,
2004). The fund seeks to provide high current income by investing in a portfolio of high-yielding convertible and nonconvertible bonds with the potential for capital appreciation. The fund is currently managed by David L. King (portfolio leader), George P. Maris, Robert L. Salvin, and the Putnam large cap value and core fixed-income high yield teams. Assuming completion of the proposed merger, the fund will have over $180 million in assets.

Putnam Premier Income Trust:  (Assets over $992 million as of July 31,
2004). The fund seeks to provide high current income through asset allocation across three different fixed-income sectors: U.S. investment grade, high yield, and international securities. The fund is currently managed by D. William Kohli (portfolio leader), David Waldman (portfolio member), and the Putnam core fixed income team. Assuming completion of the proposed merger, the fund will have over $1.3 billion in assets.

About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of August 31, 2004, Putnam managed $209 billion in assets, mutual fund assets were $140 billion and institutional assets were $69 billion, for nearly 11 million individual shareholders accounts and 500 institutional clients. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnaminvestments.com.

                             # # #

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-255-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.